UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Cutter & Buck Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                    232217109
                                 (CUSIP Number)






     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in a Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


SEC 1745 (10-88)
                                   Page 1 of 5

233760.2

-------------------------------------------------------------------------------
CUSIP NO. 232217109           13G                          Page 2 of 5 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Roanoke Investors' Limited Partnership - 91-1407295
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|
                                                               (b) |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington
-------------------------------------------------------------------------------
        NUMBER OF               5      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    919,195
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                6      SHARED VOTING POWER

                                           -0-
                           ----------------------------------------------------
                                7      SOLE DISPOSITIVE POWER

                                       919,195
                           ----------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                           -0-
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      919,195
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       17.9
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

                                         PN
-------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



SEC 1745 (10-88)
                                   Page 2 of 5

233760.2

          Item 1.

          (a) Name of Issuer: Cutter & Buck Inc. (the "Issuer").

          (b) Address of Issuer's Principal Executive Officers:

          The principal office of the Issuer is 2701 First Avenue, Suite 500, Seattle, Washington 98121.

          Item 2.

     (a) Name of Person Filing: Roanoke Investors' Limited Partnership (b) Business Address: Suite 2220 1111 Third Avenue Seattle, WA 98101

     (c) Citizenship: State of Washington limited partnership

     (d) Title of Class of Securities: Common Stock, no par value, of Cutter & Buck Inc.

     (e) CUSIP Number: 232217109

     Item 3.

     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with ss. 240.13d-1(b))(ii)(G) (Note: See Item 7)

     (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

     Item 4. Ownership.

          (a) Aggregate Number of Shares of Common Stock of Issuer Beneficially Owned by Roanoke Investors' Limited Partnership: 919,195

SEC 1745 (10-88)
                                   Page 3 of 5

233760.2

          (b) Percentage of Common Stock of Issuer Owned by Roanoke (based upon 5,129,631 shares of Common Stock outstanding on March 10, 1997): 17.9%

          (c) Sole  Voting  Power of  Roanoke  Investors'  Limited  Partnership:
     919,195 Shares of Common Stock* Sole Dispositive Power of Roanoke Investors' Limited Partnership: 919,195 Shares of Common Stock* Shared Voting Power -0- Shared Dispositive Power: -0-

          * Roanoke Capital Ltd. as general partner and Frances M. Conley and Gerald R. Conley as the sole officers and directors of Roanoke Capital Ltd. will exercise the sole voting power and sole dispositive power with respect to the shares on behalf of Roanoke Investors' Limited Partnership.

          Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.


          Item 6.  Ownership  of More than  Five  Percent  on Behalf of  Another
     Person.

          Not applicable.


          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.


          Item 8. Identification and classification of Members of the Group.

          Not applicable.


          Item 9. Notice of Dissolution of Group.

          Not applicable.




SEC 1745 (10-88)
                                   Page 4 of 5

233760.2

          Item 10. Certification.

          Not applicable.



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 14, 1997
-----------------------------
(Date)
                                     /s/ Frances M. Conley
                                    ---------------------------------
                                    (Signature)
                                     Frances M. Conley, Principal,
                                     Roanoke Capital, Ltd., General Partner
                                     of Roanoke Investors' Limited Partnership


SEC 1745 (10-88)
                                   Page 5 of 5

233760.2